Azure Printed Homes, Inc.

OFFERING STATEMENT



Issuer Name	Azure Printed Homes, Inc.
Doing Business As	Azure Printed Homes
Offering Amount	$25,000.00 – $750,000.00
Security Type	Subordinated Secured Loan
Interest Rate	8% annually
Maturity	60 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate lien on assets of the company
Personal Guaranty	None
First Payment	30 days after campaign end date

COMPANY OVERVIEW

Azure Printed Homes is a construction technology company transforming how homes and communities are built through patented factory-based 3D printing technology. Founded in 2022, the company manufactures residential and commercial structures using recycled polymer materials that would otherwise end up in landfills, creating durable, sustainable buildings with significantly less waste than traditional construction. The company offers a range of products, including accessory dwelling units (ADUs), tiny homes, workforce housing, supportive housing communities, glamping accommodations, and modular residential and commercial buildings. All units are manufactured in controlled factory environments and delivered to project sites ready for rapid installation, reducing construction timelines by up to 70% and costs by up to 30% compared to conventional building methods. What makes Azure Printed Homes unique is its patented use of recycled polymers and advanced 3D printing technology to create high-quality, code-compliant structures that are both environmentally responsible and scalable. The company has delivered projects for municipalities, nonprofits, developers, hospitality operators, and homeowners, Through its innovative manufacturing approach, Azure Printed Homes is helping address housing shortages, affordability challenges, and sustainability goals across North America.

Company History
zure Printed Homes was founded in 2022 by entrepreneurs who recognized that traditional construction methods were struggling to keep pace with growing housing shortages, rising costs, labor shortages, and increasing environmental concerns. The founders set out to reimagine homebuilding by combining advanced manufacturing, 3D printing technology, and recycled materials to create a faster, more affordable, and more sustainable way to build. In its early years, the company focused on developing and commercializing its proprietary factory-based 3D printing process, which uses recycled polymers diverted from landfills to manufacture building components in a controlled environment. Rather than relying on traditional on-site construction, Azure developed a unique manufacturing approach that combines the speed and precision of advanced production techniques with the flexibility of modular construction. This innovation enabled the company to significantly reduce construction waste, shorten delivery timelines, and

lower costs while maintaining compliance with rigorous building standards. Like many emerging technology companies, Azure faced the challenges of fundraising, scaling manufacturing operations, establishing market credibility, and introducing a new construction method within a highly regulated industry. Despite these hurdles, the company successfully demonstrated the viability of its technology through projects serving homeowners, developers, hospitality operators, municipalities, and nonprofit organizations. Today, Azure Printed Homes has delivered more than 100 structures across North America and built a substantial pipeline of projects with developers, government agencies, nonprofits, and hospitality operators. With manufacturing facilities in both California and Colorado, patented technology, and growing market demand, Azure continues to advance its mission of making high-quality, sustainable housing more affordable, accessible, and environmentally responsible. What began in 2022 as a vision to transform construction has rapidly evolved into an award-winning company helping reshape the future of housing through advanced manufacturing and 3D printing technology.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	AMOUNT AND CLASS HELD	% OWNERSHIP (BY VOTING POWER)
THE EIDELMAN FAMILY IRREVOCABLE TRUST, ARON EIDELMAN, TRUSTEE*	6,672,000 SHARES OF CLASS A COMMON STOCK	56%
ROSS MAGUIRE	5,280,000 SHARES OF CLASS A COMMON STOCK	44%

*The Eidelman Family Irrevocable Trust is owned 50% by Aron Eidelman, the Chairman of the Board of the Company, and 50% by Eliot Eidelman. Aron Eidelman is the Trustee.

The table above lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. The ownership interests of a(n) DE C-corp give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Gene Eidelman	Chief Executive Officer	Chief Executive Officer of Azure Printed Homes, Inc., 2025 – Present; Director of Business Development and Strategy, 2022 – 2025 Responsibilities include marketing, business development and development of strategy for long-term growth. President and Director of Business Development for Azure Construction, Inc., 2019 – 2022 Responsibilities include marketing, business development and development of strategy for long-term growth.	Pepperdine University, Malibu, CA, MBA, 2019
Ross Maguire	President, Assistant Secretary, and Director	President, Assistant Secretary, and Director of Azure Printed Homes Inc., 2022 – Present (Chief Executive Officer, 2022 – 2025) Responsible for operations, design, project management, quality assurance, and recruiting. CEO of Azure Construction, Inc., 2019 - 2022 Responsible for operations, design, project management, quality assurance, and recruiting.	University of Nottingham, UK, Masters Degree in Civil Engineering, 2008

Aron R. Eidelman	Chairman of the Board	Chairman of the Board of Azure Printed Homes Inc., 2022 – Present Responsible for Board oversight. Cloud Operations Advocate at Google, 2022 - Present Responsible for supporting the company's clients. Partner Solutions Architect at Amazon Web Services (AWS), 2020 - 2022 Responsible for supporting the business development department with software solutions for customers.	Oglethorpe University in Atlanta, GA, B.A. in Philosophy, 2010
Michael Tregub	Secretary, Treasurer, and Director	Director, Secretary and Treasurer of Azure Printed Homes Inc., 2025 - Present Responsible for Board oversight. Director of Technical Services, La Cornue Jan 2007 – Present Responsible for managing all aspects of the business.	Odesa National University of Technology in Odessa, Ukraine, MS Mechanical Engineering, 1985
Eric Corbett	Chief Creative Officer	Chief Creative Officer at Azure Printed Homes Inc., 2024 – Present Responsibilities include design and shaping the Company's brand identity and creative direction. President at Kingdom Industry, 2011 – Present Responsible for design of structures for prefab and modular builders.	Graduated High School
Eli Rogers	Director of Technology	Director of Technology of Azure Printed Homes Inc., 2023 – Present Responsibilities include the installation and launch of Azure's 3D printing production line. Director of Engineering of Arktura LLC, 2011 – 2022 Managed the Engineering department, consisting of 12 engineers specializing in project management, product development, software development and production. Ravi also evaluated new technologies, machinery and software to improve manufacturing operations and product development.	California Polytechnical State University San Luis Obispo B.S and M.S. in Mechanical Engineering, 2017
Anthea Tatum	Director of Finance	Director of Finance of Azure Construction, Inc. and Azure Printed Homes Inc., 2020 – Present Responsibilities include payroll, bank reconciliation, bookkeeping and accounting.	University of Southern California, Los Angeles, CA, B.A. in Public Administration, 2000

		CEO of AD Bookkeeping, Inc., 2015-2022 Provided accounting services for small and medium size businesses.	

Biographical Information:

Gene Eidelman: Gene is the CEO for the Company. In addition to his role as CEO, which commenced in December 2025, he directs business development and strategy for the Company, focusing on marketing initiatives and long-term growth strategies. With an MBA from Pepperdine University Gene understands the market landscape and drives the Company's expansion through strategic partnerships and innovative marketing approaches.

Ross Maguire: Ross is the President, Assistant Secretary, and Director of the Company since 2022. He leads the Company with a vision to revolutionize construction through sustainable 3D printing. With a background in civil engineering (University of Nottingham, UK) and extensive construction experience, Ross oversees all aspects of the Company, from design and project management to quality assurance and team development. His leadership drives the Company's commitment to building homes faster, more affordably, and with a significantly reduced environmental impact.

Aron R. Eidelman: Aron is the Chairman of the Board of the Company. He provides strategic oversight as Chairman of the Board for the Company. Aron's expertise in cloud operations and technology solutions, gained through roles at Google and Amazon Web Services (AWS), brings valuable insights to the Company's growth and development.

Michael Tregub: Michael is the Secretary, Treasurer and Director of the Company. He has extensive experience in Marketing Management, Negotiation, Budgeting, Consumer Products, and Technical Support, honed during his long tenure as Director of Technical Services at LaCornue. Michael holds a M.S. in Mechanical Engineering from the Odesa National University of Technology.

Eric Corbett: Eric is the Chief Creative Officer of the Company. He is shaping the Company's brand identity and overall creative direction. With a strong background in design and a proven track record of creating structures for prefab and modular builders through his company, Kingdom Industry, Eric brings a wealth of creative expertise to the team. His vision ensures that the Company's homes are not only innovative and sustainable but also aesthetically compelling.

Eli Rogers: Eli is the Director of Technology for the Company. He leads the engineering team at the Company, overseeing the operation of the Company's cutting-edge 3D printing production line. With a M.S. in Mechanical Engineering from California Polytechnical State University San Luis Obispo and experience on the engineering teams at Plenty, Bird and Divergent 3D, Eli brings a wealth of technical expertise and leadership to the Company. His focus is on optimizing manufacturing operations, product development, and the implementation of new materials and technologies.

Anthea Tatum: Anthea is the Director of Finance for the Company. She directs the financial operations of the Company, managing payroll, bank reconciliation, bookkeeping, and accounting. With a B.A. in Public Administration from the University of Southern California and prior experience as CEO of AD Bookkeeping, Inc., Anthea brings a deep understanding of financial management and ensures the Company's financial stability and compliance.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

The proceeds of this offering will support Azure's continued growth by funding working capital, increasing manufacturing capacity, purchasing production equipment as needed, expanding inventory, hiring key personnel, and supporting the execution of our growing backlog of customer projects. These investments will help us deliver homes faster, improve operating efficiency, and capitalize on increasing demand across affordable housing, workforce housing, hospitality, and supportive housing markets.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Equipment + Working Capital	$750,000.00
	$750,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities

Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS		
	Minimum Target Goal	**Maximum Target Goal**
Total Proceeds	$25,000.00	$750,000.00
Less: Intermediary Fee*	- $2,125.00	- $60,000.00
Less: Admin Fee**	- $75.00	- $75.00
Net Proceeds	$22,800.00	$689,925.00

* Applied at a marginal-rate based upon the amount raised:
  Up to $250,000 = 8.5%; $250,001+ = 7.75%
** $50.00 fee to file UCC-1 with DE Department of State + $25.00 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Azure Printed Homes, Inc. and how an investor's transaction and delivery of securities will be completed.

      a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Azure Printed Homes, Inc. ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Honeycomb Credit, and subject to meeting certain thresholds as described in Appendix: Important Information About the Crowdfunding Process. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- The Company must pay the accrued interest on a monthly basis starting 30-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:
- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

        n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.
If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.
Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	*	2,020,000**	N/A	March 28, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)***	$3,289,492	22	General Working Capital and Equipment	Various dates between July 27, 2023 and February 1, 2024	Regulation D Rule 506(c)
SAFE (Simple Agreement for Future Equity)***	$150,000	3	General Working Capital	Various dates between May 16, 2022 and June 8, 2022	Regulation D Rule 506(b)
SAFE (Simple Agreement for Future Equity)***	$462,865	7	General Working Capital and Equipment	Various dates between February 5, 2024 and March 6, 2024	Regulation D Rule 506(c)
Republic Crowd SAFE (Simple Agreement for Future Equity)***	$596,879	550	General Working Capital	June 14, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)***	$10,000	1	General Working Capital	Various dates between December 31, 2022 and March 12, 2023	Regulation D Rule 506(c)
WeFunder Crowd SAFE (Simple Agreement for Future Equity)***	$122,300	112	General Working Capital	November 15, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)***	$33,503	8	General Working Capital	Between March 15, 2023 and July 12, 2023	Regulation D Rule 506(c)

Republic Crowd SAFE (Simple Agreement for Future Equity)***	$245,572	299	General Working Capital	Between May 19, 2023 and August 18, 2023	Reg. CF
WeFunder Crowd SAFE (Simple Agreement for Future Equity)***	$622,200	34	General Working Capital	Between March 7, 2024 and September 30, 2024	Reg. CF
WeFunder Crowd SAFE (Simple Agreement for Future Equity)***	$109,091	1	Technology & Product Development and General Working Capital	September 30, 2024	Reg. CF
SAFE (Simple Agreement for Future Equity)***	$226,000	4	General Working Capital	December 5, 2024 December 20, 2024	Regulation D Rule 506(c)
Option to Purchase Common Stock	$0	170,000**	N/A	Various dates between December 1, 2022 and December 1, 2025	Rule 701
Class B Common Stock	$216,267	35,551	Technology & Product Development and General Working Capital	April 30, 2025	Reg. CF
SAFE (Simple Agreement for Future Equity)***	$300,215	1	General Working Capital	October 27, 2025	Regulation D Rule 506(c)
Class B Common Stock	$145,201	20,743	General Working Capital	Various dates between December 2025 and June 2026	Regulation D Rule 506(c)
SAFE (Simple Agreement for Future Equity)	$304,715	67,131	General Working Capital	Various dates between May 2025 and March 2026	Reg. CF
Class B Common Stock****	$350,000	50,000	General Working Capital	Various dates between March 2026 and June 2026	Reg. CF

*Issued in connection with the acquisition of Azure Construction, Inc.

**On January 10, 2025, the Company created additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All outstanding shares of Common Stock as of such date were converted into Class A Common Stock on a one share for six share basis. As such, these shares now represent 12,120,000 shares of Class A Common Stock. Also, all outstanding options were adjusted to convert into Class A Common Stock and split on a one for six option basis. As a result, these options now represent 170,000 options to purchase Class A Common Stock.

***Between December 2025 and February 2026, the Company converted the vast majority of its outstanding SAFEs into Class B Common Stock. A total of 4,726,421 shares of Class B Common Stock were issued as a result of these conversions. The remaining outstanding SAFEs are listed in the "*Capitalization and Ownership*" section above.

****Estimated figures as the offering just closed and final numbers have yet to be calculated.

8. The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

None

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a subordinate lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

The Company may incur future financing if additional capital is reasonably required for its continued operations, and the liens securing that financing may become senior to the lien securing the Notes — meaning a future lender could be repaid ahead of the Notes. By signing the Note Purchase Agreement, investors authorize Honeycomb Collateral LLC, as Administrative Agent, to agree to that subordination on their behalf without further consent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
SBA	$484,970	3.75 %	5/23/2050	$251.00
ENGS Commercial Credit	$94,620	7.31%	4/19/2027	$4,343.00
Envision Capital	$21,839	14%	8/3/2027	$884.00
Colorado Housing and Finance Authority	$2,699,299	1.5%	10/31/2034	$3,374
Ford Motor Credit	$48,152	3.9%	12/14/2029	$1,219
Hum Capital	$3,000,000*	N/A	03/31/2027	Factor Fee Rate of 1.20% per month
Total Balance	**$6,348,880.00**			**$10,071.00**

*The maximum amount available under the Future Receipts Facility is $3,000,000. Amounts outstanding will vary month to month.

FINANCIAL INFORMATION

Please See Exhibit D for Audited Financial Statements prepared by a Certified Public Accountant

The fiscal year end for this business is 12/31.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i) in connection with the purchase or sale of any security;
   ii) involving the making of any false filing with the SEC;
   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i)   in connection with the purchase or sale of any security;
   ii) involving the making of any false filing with the Commission;
   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

Azure Printed Homes, Inc. ,

as the

Issuer, AND

THE HOLDERS HERE TO

FROM TIME TO TIME

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**") is entered into, by and among Azure Printed Homes, Inc. (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

<u>DEFINITIONS</u>

1.1 <u>Recitals</u>. The Recitals are incorporated herein as if set forth at length.

1.2 <u>Defined Terms</u>. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "**Disclosure Document**." The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "**Loan Documents**."

<u>NOTE PURCHASE TERMS</u>

2.1 <u>Purchase of Notes</u>. The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of <u>Schedule 2.1</u> (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $500,000.00 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefor. Holder will not receive a paper document representing Holder's Note.

2.2 <u>Payment Terms</u>.

a) <u>Repayment</u>. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day of the first calendar quarter that starts 60 days after the Note proceeds have been disbursed to the Issuer and continuing on or before the last business day of each calendar quarter thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	Azure Printed Homes, Inc.
Offering Amount	$25,000.00 – $750,000.00
Security Type	Subordinated Secured Loan
Interest Rate	8% annually
Maturity	60 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate lien on assets of the company
Personal Guaranty	None
First Payment Date	30 days from offering end date

b) Escrow Services Agreement. To facilitate repayment of the Note and, as a condition to the effectiveness of this Agreement, Issuer shall execute and deliver an Escrow Services Agreement (the "**Escrow Agreement**") pursuant to which Issuer consents to the appointment of an escrow agent (the "**Escrow Agent**") acceptable to Portal and to the establishment of an Escrow Account ("**Escrow Account**") wherein the proceeds of the Notes shall be deposited.

c) Authorization for Electronic Funds Transfers. The Issuer hereby authorizes the Escrow Agent, or other designee by Portal, to initiate automatic transfers on a periodic and preauthorized basis at the times and amounts set forth in Section 2.2(a) from its designated business bank account ("**Business Bank Account**"). The Issuer further hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous entries that may be made to the Business Bank Account in connection with the repayment of the Notes. In the absence of an express written direction from Portal to the Escrow Agent to make the duplicate or erroneous automatic entry to or from the Business Bank Account, the Issuer recognizes that any losses or damages that may result from such duplicate or erroneous entries in the automatic debiting or crediting of the Business Bank Account are not caused by the Portal and Issuer waives and releases Portal from any liability associated with such errors. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied. Issuer represents and warrants that if its Business Bank Account information changes, it shall immediately submit to Portal and to the Escrow Agent updated information for a successor business bank account and agrees that this authorization contained in section 2.2(c) shall be effective for such successor business bank account.

2.3 Payments.

a) ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "**Designated Account**") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes. In the event there is any error in the amount paid to a Holder in its Designated Account, Holder hereby authorizes the Escrow Agent, or other designee by Portal, to make any adjustments for any duplicate or erroneous entries that may be made to the Designated Account in connection with the repayment of the Notes. This authorization is effective as of the execution of this Agreement and remains in full force and effect until all amounts due under the Notes have been paid in full and properly applied.

2.4 Equalization Among Holders. Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made *pro rata* in proportion to the amount then outstanding under each Holder's respective Note.

2.5 Maximum Lawful Rate. In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6 No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7 Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

2.8 Subordination. Each Holder covenants and agrees, notwithstanding anything to the contrary contained in this Agreement or its respective Note, that the payment of any and all of the obligations herein shall be subordinate and subject in right and term of payment to the payment of the Senior Loan Agreement. Each Holder further acknowledges and agrees that the Issuer may incur future financing, that liens securing such financing may become senior to the lien securing the Notes, and authorizes the Administrative Agent to enter into any subordination or intercreditor agreement on its behalf to give effect to the foregoing without further consent.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

a. Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

b. Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

c. <u>Use of the Proceeds</u>. The proceeds from the Notes shall be used for commercial purposes, only, and shall not be used for personal, family, or household purposes.

3.2 <u>Holder's Representations and Warranties</u>.

Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

a. <u>Accuracy of Information.</u> All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

b. <u>Risks</u>. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

c. <u>No Representations</u>. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

d. <u>Escrow Account</u>. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

e. <u>Opportunity to Ask Questions</u>. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

f. <u>Legal Power to Sign and Invest</u>. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

g. <u>Acting On Holder's Behalf</u>. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

h. <u>Investment Purpose</u>. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

i. <u>Knowledge</u>. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

j. Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

k. <u>Financial Wherewithal</u>. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

l. <u>No Government Approval</u>. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

m. <u>No Advice</u>. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

n. <u>Tax Treatment</u>. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

o. <u>Anti-Terrorism and Money Laundering (Natural Persons)</u>. If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

   I. <u>Source of Funds</u>. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

   II. <u>Anti-Terrorism Laws</u>. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("<u>OFAC</u>"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

   III. <u>Anti-Money Laundering Laws</u>. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

   IV. <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

p. Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

I. Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

II. Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

III. Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

IV. Investment Company. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

V. Anti-Terrorism and Money Laundering.

a. Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

b. Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

c. Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV COVENANTS

4.1 Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

a. <u>Maintenance of Property</u>. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

b. <u>Insurance</u>. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

c. <u>Use of Proceeds</u>. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2 <u>Holder Covenants</u>. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

a. <u>Restrictions on Holders</u>. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

b. <u>Disclosure</u>. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

c. <u>Additional Documents</u>. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder

d. **Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment**.

e. **<u>No Transfer of Notes</u>. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.**

f. <u>Re-Purchase of Holder's Note</u>. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V
ADMINISTRATIVE AGENT

5.1 <u>Appointment</u>. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan

Documents, including this Agreement, any subordination agreement or similar agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto.

Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

a. The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

b. The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "**Enforcement Proceeding**"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that, to the extent Honeycomb Collateral, LLC is the Administrative Agent, all funds from the sale of any Collateral shall be maintained and distributed utilizing the same accounts and procedures for the regular payments made by the Issuer under the Notes. Each Holder acknowledges and agrees that in no event can Honeycomb Collateral LLC directly hold or distribute proceeds on behalf of the Holders.

c. In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

d. The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan

5.3 Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "**Required Holders**"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses and fees, including, but not limited to, attorney fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4 Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5 Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6 Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

a. Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent shall be paid a flat fee in accordance with the Schedule 5.6(a) attached hereto and incorporated herein

b. <u>Hourly Rate</u>. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate(s) set forth in Schedule 5.6(b), subject to periodic adjustment, attached hereto and incorporated herein, plus reimbursement of all out of pocket expenses reasonable incurred by the Administrative Agent.

c. <u>Surcharge</u>. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a *pro rata* basis.

d. <u>Successor Administrative Agent</u>. The Administrative Agent (i) may resign as Administrative Agent by causing written Notice ("**Notice of Resignation**") to be provided to the Holders at least fourteen (14) days' prior to the effective date of the resignation; or, (ii) shall resign if such resignation is requested in writing by the Required Holders. Holders acknowledge and agree that the 14 days' prior written notice of the resignation is waived if the Required Holders vote to appoint a successor administrative agent before expiration of the 14-day period. **Upon the occurrence of an Event of Default and vote by the Required Holders to proceed with a lawsuit against the Issuer or any Guarantor, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent. Each Holder further acknowledges that Honeycomb Collateral LLC cannot directly hold or distribute funds on behalf of any Holder.** If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. **For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely**. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as

Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.7 Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

5.8 Authority to Subordinate; Intercreditor Arrangements. Each Holder irrevocably authorizes the Administrative Agent, without further consent of any Holder or the Required Holders and notwithstanding the provisions of this Article V governing instructions from the Required Holders, to execute subordination and intercreditor agreements with any provider of Permitted Senior Financing (as used herein, "Permitted Senior Financing" means any future financing incurred by the Issuer, the liens securing which may become senior to the lien securing the Notes, as described in the Disclosure Document) and, to give effect thereto, to subordinate or release the Holders' lien on all or any portion of the Collateral and to amend, subordinate or decline to file any UCC financing statement. Any such subordination or release is automatically effective upon the Administrative Agent's execution and binds each Holder without further action; the Administrative Agent may rely on the Issuer's certificate that a financing constitutes Permitted Senior Financing and has no liability hereunder absent its own gross negligence or willful misconduct.

ARTICLE VI
EVENTS OF DEFAULT

6.1 Event of Default. Subject to Section 6.4 below, any of the following shall constitute an "**Event of Default**":

   a. Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

   b. Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

   c. Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

d. Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

e. Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

f. Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "**Change of Control**" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

g. Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2 Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement. Each Holder acknowledges and agrees that, to the extent a Holder elects not to forgive the balance of the amounts due and owing to the Holder, the Holder shall be responsible for payment of the fees and costs incurred in connection with or related to any Enforcement Proceeding or action to collect on the Note in proportionate to the outstanding balance due and owing on the Note held by the Holder compared to the aggregate amount of the outstanding indebtedness owed by the Issuer to the Holders who have elected not to forgive the indebtedness evidenced by such Holders' Note(s). To the extent Holders incur fees and expenses as a result of the Issuer's default, such amounts shall be added to the indebtedness due and owing by the Issuer under this Agreement.

6.3 No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4 Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes <u>is</u> suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund.

ARTICLE VII
MISCELLANEOUS

7.1 **LIMITATIONS ON DAMAGES**. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT
MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2 **NO CLASS ACTION CLAIMS**. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7.3 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

a. Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

b. THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

c. The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4 Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5 Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement

7.6 <u>Notices</u>. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7 <u>Amendments</u>. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8 <u>Confidentiality</u>. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9 <u>Miscellaneous</u>. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECURITY AGREEMENT

This Security Agreement by Azure Printed Homes, Inc.,DE C-corp (the "Debtor"), having a principal place of business located at 18101 South Figueroa Street, Gardena, CA 90248 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a subordinated security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes, subject to Permitted Liens (meaning the liens securing the Debtor's existing indebtedness described in the Disclosure Document); provided that, as contemplated by the NPA, such security interest may become subordinate to the liens securing any Permitted Senior Financing (as defined in the NPA), and the Collateral Agent is authorized to enter into subordination and intercreditor agreements giving effect thereto.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   **Grant of Security Interest**. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2.   **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is DE. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Debtor will comply with each covenant set forth in the NPA;

(m) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(n) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(o) To further the attachment, perfection, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests.

Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i)   executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii)   causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii)   complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv)   obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v)   obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi)   taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a)   The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. Expenses of Enforcement. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. Termination of Security Interest. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. Miscellaneous.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206
Debtor	c/o GENE EIDELMAN Azure Printed Homes, Inc. 18101 South Figueroa Street, Gardena, CA 90248

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **Waiver of Jury Trial**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Gene Eidelman

GENE EIDELMAN

Azure Printed Homes, Inc.

EXHIBIT D – AUDITED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENT REPORT

Period Ended December 31, 2025
AZURE PRINTED HOMES, INC.
(With comparative financial information for the year ended December 31, 2024)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Azure Printed Homes, Inc.
Gardena, California

Opinion

We have audited the consolidated financial statements of Azure Printed Homes, Inc., which comprise the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Azure Printed Homes, Inc. as of December 31, 2025, and December 31, 2024, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Azure Printed Homes, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Printed Homes, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time.

  We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

April 22, 2026
Patrick Hughes, CPA Kentucky,
US Lic#9441
Accounting Execs LLC

AZURE PRINTED HOMES INC.
CONSOLIDATED BALANCESHEET
(AUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	928,434	792,625
Inventory	1,317,952	238,404
Note Receivable	45,000	198,745
Accounts Receivable, net	2,106,978	-
Other Current Assets	58,427	216,407
Total Current Assets	**4,456,792**	**1,446,181**
Property and equipment, net	5,269,603	3,706,084
Intangibles, net	124,543	180,212
Right of Use Asset	383,393	685,525
Other Assets	713,718	-
Total Assets	$ 10,948,049	$ 6,018,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	97,831	227,922
Current Portion of Loans	2,241,137	97,716
Current portion of Lease Liability	317,633	293,290
Deferred Revenue	-	68,151
Other Current Liabilities	149,047	133,561
Total Current Liabilities	**2,805,648**	**820,640**
Simple Agreements for Future Equity	333,995	5,838,008
Loans	4,893,048	2,452,895
Change in Fair Value-SAFE obligation	444,929	0
Lease Liability	55,445	373,077
Total Liabilities	**8,533,065**	**9,484,620**
STOCKHOLDERS EQUITY		
Common Stock	6782	2,020
Additional Paid In Capital	7,319,692	89,309
Accumulated Deficit	(4,911,490)	(3,557,947)
Total Stockholders' Equity	**2,414,984**	**(3,466,618)**
Total Liabilities and Stockholders' Equity	$ 10,948,049	$ 6,018,002

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(AUDITED)

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	7,069,935	5,115,340
Cost of Goods Sold	4,474,168	2,901,490
Gross profit	**2,595,767**	**2,213,850**
Operating expenses		
General and Administrative	1,819,731	2,128,186
Sales and Marketing	139,902	231,348
Total operating expenses	**1,959,633**	**2,359,534**
Net Operating Profit	**636,134**	**(145,684)**
Interest Expense	(252,997)	(260,799)
Other Income/(Loss)	(1,020,277)	(385,244)
Loss before provision for income taxes	**(637,140)**	**(791,727)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**(637,140)**	**(791,727)**

See accompanying notes to financial statements



6

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AUDITED)

(in , $ US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,000,000	8,678	-	-	-	(521,286)	(512,608)
Net Income/(Loss)	-	-	-	-	-	(226,698)	(226,698)
Balance—December 31, 2021	2,000,000	8,678	-	-	-	(747,984)	(739,306)
Issuance of common shares	20,000	(6,658)	-	-	6,658	-	-
Share based compensation expense	-	-	-	-	11,394	-	11,394
Net Income/(Loss)	-	-	-	-	-	(818,193)	(818,193)
Balance—December 31, 2022	2,020,000	2,020	-	-	18,052	(1,566,177)	(1,546,104)
Share based compensation expense	-	-	-	-	(4,076)	-	(4,076)
Net Income/(Loss)	-	-	-	-	-	(1,200,042)	(1,200,042)
Balance—December 31, 2023	2,020,000	2,020	-	-	13,977	(2,766,219)	(2,750,222)
Share based compensation expense	-	-	-	-	75,332	-	75,332
Net Income/(Loss)	-	-	-	-	-	(791,727)	(791,727)
Balance—December 31, 2024	2,020,000	2,020	-	-	89,309	(3,557,946)	(3,466,617)
Share based compensation expense	-	-	-	-	83,835	-	83,835
Net Income/(Loss)	-	-	-	-	-		-
Balance—December 31, 2025 - Class A	2,020,000	2,020	-	-	173,144	(3,557,946)	(3,382,782)
Class B:							
Issuance of common shares	4,761,632.00	4,762	-	-	7,146,548	-	7,151,310
Net Income/(Loss)	-	-	-	-	-	(637,140)	(637,140)
Balance—December 31, 2025 - Class B	4,761,632.00	4,762	-	-	7,146,548	(637,140)	6,514,170
Other Adjustments	-	-	-	-	-	(716,404)	(716,404)
Balance—December 31, 2025 - Class A+B	$ 6,781,632.00	6,782	-	-	$ 7,319,692	$ (4,911,490)	$ 2,414,984

See accompanying notes to financial statements

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	(637,140)	(791,727)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Fair value adjustment - SAFEs	0	109,539
Share based compensation expense	0	75,332
Amortization expense	13,101	35,902
Depreciation expense	707,816	587,360
Changes in operating assets and liabilities:		
Accounts Receivable	(1,604,626)	86,638
Other Current Assets	(503,780)	(127,891)
Prepaid Expenses	153,438	0
Accounts Payable	(122,312)	151,620
Deferred Revenue	(68,151)	68,151
Inventory	(1,079,548)	151,347
Other Current Liabilities	(279,610)	132,131
Net cash provided/(used) by operating activities:	**(2,783,672)**	**175,707**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,271,335)	(2,612,585)
Other Asset	(50,800)	
Purchases of Intangible Assets	(54,909)	(179,478)
Net cash used in investing activities	**(2,377,044)**	**(2,792,063)**
CASH FLOW FROM FINANCING ACTIVITIES		
Loans, borrowings	4,519,010	1,853,786
SAFE investments	(5,059,083)	1,368,403
Proceeds from Issuance of Class B Common Stock	7,235,145	-
Equity Raising Costs	(65,372)	
Opening Balance Equity Adjustment	(651,034)	
Note Receivable	(45,000)	(198,745)
Net cash provided by financing activities	**5,933,666**	**3,023,444**
Change in Cash	**135,810**	**407,087**
Cash—beginning of year	792,625	385,537
Cash—end of year	$ $928,434	$ 792,625
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ (260,799)

See accompanying notes to financial statements.



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

1. NATURE OF OPERATIONS

Azure Printed Homes Inc. was incorporated on March 28, 2022, in the state of Delaware. The consolidated financial statements of Azure Printed Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California. Azure Printed Homes, Inc. owns 100% shares of Azure Construction, Inc.

Azure Construction Inc. was incorporated on August 19, 2019, in the state of California. It is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

Azure Printed Homes Inc. 3D-prints homes, ADUs and backyard studios with a material consisting primarily of recycled polymers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2024, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025, and 2024, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using the weighted average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred , and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undisclosed cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount



exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a compon ent of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, the delivery of key deliverables, or the attainment of specified performance metrics. Revenue recognized to date is calculated based on the achievement of these specific milestones.

The Company earns revenues from construction services provided.

Cost of sales

Costs of goods sold include the cost of labour, raw materials and ingredients, commissions, distribution services, federal excise tax, freight, delivery, packing materials, production payroll, and overhead.



Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $139,903 and $231,348 which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2026, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventories consist of the following items:

As of Year Ended December 31,	2025	2024
Raw Materials	1,317,952	238,404
Total Inventory	**$ 1,317,952**	**$ 238,404**

4. NOTE RECEIVABLES

The details of the Company's note receivables and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2025					For the Year Ended December 2024				
					Interest Income	Accrued Interest	Current Portion	Current Portion	Indebtedness	Interest Expense	Accrued Interest	Current Portion	Current Portion	Indebtedness
Note Receivable - Constellation	198,745	6.00%	12.31.2025	12.31.2025	-	-	-		-	-	-	198,745	-	198,745
Note Receivable - Coastline	45,000				-	-	45,000		45,000					
Total					-	-	45,000		45,000	-	-	198,745	-	198,745



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

5.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2025	2024
Prepaid Expenses	0	153,438
Deposits	56,998	62,969
Total Other Current Assets	**$ 56,998**	**$ 216,407**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2025	2024
Accrued expenses	133,561	133,561
Elite Clearing	7,778	0
Payroll and garnishments	7,708	0
Total Other Current Liabilities	**$149,047**	**$ 133,561**

6.   PROPERTY AND EQUIPMENT

As of December 31, 2025, and December 31, 2024, property and equipment consist of:

As of Year Ended December 31,	2025	2024
Equipment	6,470,219	4,297,439
Leasehold Improvements	94,560	252,352
Fixed assets, at Cost	**6,564,779**	**4,549,791**
Accumulated depreciation	(1,295,176)	(843,707)
Fixed assets, Net	**$ 5,269,603**	**$ 3,706,084**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2025, and 2024 were in the amount of $707,816 and $587,360 respectively.

7.   INTANGIBLE ASSETS

As of December 31, 2025, and December 31, 2024, intangible asset consists of:

As of Year Ended December 31,	2025	2024
Research & Development	170,890	227,829
Patents & Trademarks	2,657	94,560
Intangible assets, at cost	**173,547**	**227,829**
Accumulated amortization	(49,003)	(47,617)
Intangible assets, Net	**$124,544**	**$ 180,212**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2025, and 2024 were in the amount of $13,101 and $35,902, respectively.



8.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share. As of December 31, 2025, and as of December 31, 2024, 2,020,000 shares of Common Stock Class A and 4,761,632 shares of Class B (Converted from SAFE) have been issued.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2025, and December 31, 2024, 0 shares of Preferred Stock have been issued and are outstanding.

9.   SHARE-BASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or nonemployee are limited, depending on the type of award.

Stock Options

The Company has granted stock options in prior periods. No new stock options were granted during the year ended December 31, 2025.

The stock options previously granted were valued using the Black-Scholes pricing model with assumptions consistent with those disclosed in prior periods.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.



A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	20,000	1.93	6.03
Granted	130,000	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	150,000	2.54	4.23
Exercisable Options at December 31, 2024	150,000	2.54	4.23
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	150,000	2.54	4.23
Exercisable Options at December 31, 2025	150,000	2.54	4.23

Stock option expenses for the year ended December 31, 2025, and December 31, 2024, were $83,835 and $75,331, respectively.

10.   LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2027. Monthly payment is $28,000 and contains escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The remaining lease term for operating leases as of December 31, 2025, is 1.17 years.

The discount rate for operating leases as of December 31, 2025, is 8%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025, are as follows:

2026	336,000
2027	56,000
Total undiscounted lease payments	392,000
Less: Present value discount	(18,922)
Total lease liability	**$ 373,078**



AZURE PRINTED HOMES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2025 AND DECEMBER 31,2024

11. DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Colorado Housing and Finance-	3,895,000	1.50%	30/09/2025	01/10/2034	130,140	3,321,910	3,452,051	-	1,904,291	1,904,291
Ford Motor	66,252	3.90%	26/08/2025	26/08/2029	13,713	36,909	50,622	15,491	47,522	63,014
ENGS Loans	216,994	7.31%	4/19/2023	4/19/2027	47,738	46,155	93,893	60,648	75,135	135,783
Envision Loan	38,997	15.00%	08/03/2023	08/03/2027	8,272	11,678	19,949	5,840	21,278	27,118
SBA EDIL	504,315	3.75%	5/23/2020	5/23/2050	-	484,970	484,970	15,737	469,233	484,970
HUM Loan	3,000,000	14.40%	10/1/2025	3/31/2027	1,943,558	1,085,232	3,028,790			
WF Lease-Forklift	3,011					3,910	3,910			
SBA					97,716					
Debt Issuance Cost	-	0.00%	0					-	(64,565)	(64,565)
Total					**$ 2,241,137**	**$ 4,990,764**	**$ 7,134,185**	**$ 97,716**	**$ 2,452,895**	**$ 2,550,611**

SAFE

The Company has issued Simple Agreements for Future Equity ("SAFEs") in prior periods. During the year ended December 31, 2025, certain SAFE instruments were converted into equity upon a qualifying financing event.

During the year, SAFE units were converted into **4,761,632 Class B shares** at **$0.001 par value**, resulting in a total amount raised of **$7,151,310**.

The remaining SAFEs continue to carry terms consistent with prior periods, including valuation caps, discount rates, and conversion features upon future equity financing or liquidity events.

Outstanding SAFEs as of December 31, 2025

Investors	Shares on Conversion	Principal Amount $	Valuation Cap $	Discount	SAFE Price
Madison Trust Company FBO Matthew Markel	7,553	7,500	12,000,000	10%	0.993
William R Harris IRA	100,712	100,000	12,000,000	10%	0.993
DH & RK Investments LLC	126,389	125,495	12,000,000	10%	0.993
Ping Liu (Anna)	60,428	100,000	20,000,000	10%	1.655
Brett Morris	432	1,000	28,000,000	10%	2.317
Total SAFE(s)		**333,995**			



If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to the above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

12. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

As of Year Ended December 31,	2025	2024
Net Operating Loss	(1,005,120)	(781,457)
Valuation Allowance	1,005,120	781,457
Net Provision for income tax	-	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of Year Ended December 31,	2025	2024
Net Operating Loss	(1,185,112)	(1,005,120)
Valuation Allowance	1,185,112	1,005,120
Total Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had net operating loss ("NOL") carryforwards of approximately $4,195,086. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.



The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

13. RELATED PARTY

There are no other related party transactions as of December 31, 2025, and 2024.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 15, 2026, the date the financial statements were available to be issued and has determined that no events have occurred that require adjustment or disclosure.

